Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HOPEFLUENT GROUP HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 733)

FRAMEWORK AGREEMENT

IN RESPECT OF PROPOSED SUBSCRIPTION OF NEW SHARES AND

PROPOSED STRATEGIC COOPERATION

AND

RESUMPTION OF TRADING

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules and the inside information provisions under Part XIVA of the SFO.

FRAMEWORK AGREEMENT

The Board is pleased to announce that on 10 July 2014, the Company entered into the Framework Agreement, which is binding, with SouFun in respect of (i) the Proposed Subscription of New Shares by SouFun and (ii) the proposed strategic cooperation between the Company and SouFun in certain areas which the parties are engaged in and the establishment of the JV Co by the parties to conduct real estate financial and Internet financial services business.

RESUMPTION OF TRADING

At the request of the Company, trading of the Shares was halted with effect from 9:00 a.m. on Monday, 7 July 2014 pending the publication of this announcement. Application has been made by the Company to The Stock Exchange of Hong Kong Limited for resumption of trading in the Shares with effect from 9:00 a.m. on Friday, 11 July 2014.

The Company wishes to emphasize that only the Framework Agreement has been entered into as at the date of this announcement. The Proposed Transactions, which are subject to conditions set out in the Framework Agreement, may or may not proceed. Shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company.

This announcement is made by Hopefluent Group Holdings Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”).

The board (“Board”) of directors of the Company (the “Directors”) is pleased to announce that on 10 July 2014, the Company entered into a binding framework agreement (the “Framework Agreement”) with SouFun Holdings Limited (“SouFun”) in respect of (i) the proposed subscription of new ordinary shares of HK$0.01 each in the share capital of the Company (the “Shares”) by SouFun (the “Proposed Subscription”) and (ii) the proposed strategic cooperation between the Company and SouFun in certain areas which the parties are engaged in and the formation of a joint venture company (the “JV Co”) to conduct real estate financial and Internet financial services businesses (the “Proposed Strategic Cooperation”) (the Proposed Subscription and the Proposed Strategic Cooperation together referred to as the “Proposed Transactions”).

Pursuant to the Framework Agreement, the Company and SouFun agreed to enter into formal agreements setting out the detailed terms and conditions of the Proposed Transactions within 30 days from the date of the Framework Agreement. Further announcement will be made by the Company when formal agreement has been entered into by the Company and SouFun in respect of the Proposed Transactions.

FRAMEWORK AGREEMENT

The Framework Agreement contains, inter alia, the following major terms:

Date:	10 July 2014

Parties:	(a) the Company

(b) SouFun

SouFun is a company listed on The New York Stock Exchange (NYSE:SFUN) operating real estate Internet portal in China. Through its websites, SouFun provides marketing, e-commerce, listing, and other value-added services for China’s real estate and home-related sectors.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, SouFun and its shareholders are third parties independent of the Company and are not connected persons (as defined under the Listing Rules) of the Company.

The Proposed Subscription

Pursuant to the Framework Agreement, subject to the compliance with the applicable laws and regulations, and the policies and guidelines of the relevant securities regulatory authorities, of the PRC and the place where the shares of the parties are listed, the Company shall proceed with the issuance of 91,000,000 new Shares (“New Shares”), representing approximately 17.38% and 14.80% of the issued share capital of the Company before and after the issuance of the New Shares, at the issue price of HK$3.00 per New Share for subscription by SouFun.

Completion of the Proposed Subscription shall be conditional upon, inter alia, the following:

1.	the existing controlling shareholder of the Company continues to hold not less than 30% of the issued share capital of the Company on a fully diluted basis;

2.	the approval by the regulatory authorities and shareholders (where required);

3.	the compliance with the applicable laws and regulations and the requirements of the regulatory authorities of the place where the shares of the parties are listed; and

4.	the relevant consent as required under the terms and conditions of the exchangeable bonds issued by the Company’s wholly-owned subsidiary Hopefluent Properties Limited on 1 August 2012 having been obtained.

As of the date of this announcement, condition 4 above has been fulfilled.

The Board shall recommend the appointment of a person nominated by SouFun as a Director for the shareholders’ approval.

SouFun shall provide the Company with certain amount of technology and network resources (not less than HK$50,000,000 worth of network resources) for uses in the Company’s technology upgrades, network construction and business and brand promotion.

The above terms and conditions of the Proposed Subscription have been agreed by the parties based on the financial and operational position of the Company published by the Company prior to the execution of the Framework Agreement (“Current Position”). The Company warrants to SouFun that there shall be no material adverse change to the Current Position prior to completion of the Proposed Subscription.

The Proposed Strategic Cooperation

The Company and SouFun agreed to strengthen and expand their strategic cooperation in certain areas which the parties are engaged in, such as advertising, e-commerce, agency planning, brokerage, secondary property leasing, community property management and financial services.

SouFun will cooperate fully with the Company in the real estate sector and the Internet financial services sector, give full support to the Company in satisfying its needs for financial services in primary and secondary properties, property leasing, property management and community services. In this connection, the parties agreed to establish the JV Co to conduct real estate financial and Internet financial services business after the relevant regulatory approvals are obtained and regulatory requirements are satisfied.

The JV Co shall be a company established in the PRC owned as to 60% by SouFun and 40% by the Company. SouFun and the Company will contribute RMB 300 million and RMB 200 million in cash to the JV Co respectively as share capital. It is contemplated that following the establishment of the JV Co, the Company will transfer its subsidiary Guangzhou Bao Lai Microcredit Business Ltd. (“Bao Lai”) to the JV Co for use by the JV Co for its microcredit business. The Company shall be entitled to all the assets and be responsible for all the liabilities of Bao Lai prior to such transfer taking place. The JV Co shall provide exclusive real estate financial and Internet financial services to the Company. The Company shall not conduct real estate financial and Internet financial services business in collaboration with other companies or establish any real estate financial and Internet financial joint venture which competes with the JV Co. Detailed arrangement in respect of the JV Co will be agreed and governed by formal agreement to be entered into by the parties.

The JV Co shall have a board of directors comprising five members, three of which shall be appointed by SouFun and two of which shall be appointed by the Company. The chairman of the board of directors of the JV Co, who is also the legal representative of the JV Co, shall be appointed by SouFun.

REASONS FOR AND BENEFITS OF THE FRAMEWORK AGREEMENT

The Company and its subsidiaries (the “Group”) is principally engaged in real estate agent business for the primary and secondary property markets in China. The Group provides comprehensive value-added services ranging from planning of marketing programmes and related consultancy services to handling of property sales and mortgage arrangements.

The Directors believe that SouFun online platform will further enhance the Company’s ability to provide value-added services to its clients and capture greater business opportunities. Therefore, the Directors are of the view that the entering into the Framework Agreement and the transactions contemplated thereunder is in the interest of the Company and its shareholders as a whole.

RESUMPTION OF TRADING

At the request of the Company, trading of the Shares was halted with effect from 9:00 a.m. on Monday, 7 July 2014 pending the publication of this announcement. Application has been made by the Company to The Stock Exchange of Hong Kong Limited for resumption of trading in the Shares with effect from 9:00 a.m. on Friday, 11 July 2014.

The Company wishes to emphasize that only the Framework Agreement has been entered into as at the date of this announcement. The Proposed Transactions, which are subject to conditions set out in the Framework Agreement, may or may not proceed. Shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company.

By order of the Board

Hopefluent Group Holdings Limited

Fu Wai Chung

Chairman

Hong Kong, 10 July 2014

As at the date of this announcement, the executive directors of the Company are Mr. FU Wai Chung, Ms. NG Wan, Ms. FU Man and Mr. LO Yat Fung and the independent non-executive directors are Mr. LAM King Pui, Mr. NG Keung and Mrs. WONG LAW Kwai Wah, Karen.

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